FOX LAW OFFICES, P.A.
c/o 131 Court Street , #11
Exeter, NH 03833
Telephone (603) 778-9910
Facsimile (603) 778-9911

June 3, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

   Re:       Kraig Biocraft Laboratories, Inc.
    Amended Quarterly Report on Form 10-Q for the Period Ended September 30, 2009
Filed May 6, 2010
Amended Quarterly Report on Form 10-Q for the Period Ended March 31, 2009
Filed May 11, 2010
File No. 333-162316

Dear Ms. Long:

This letter is a point by point response to the Staff’s omment letter dated May 11, 2010 (the “Staff Letter”) on the Amended Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and September 30, 2009 of Kraig Biocraft Laboratories, Inc. (the “Company”) filed with the Securities and Exchange Commission on May 11, 2010 and May 6, 2010, respectively. The item numbers below correspond to the item numbers in the Staff Letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text..
Amendment No. 3 to Registration Statement on Form S-l
General

1.
We note your amended 10-Q for the period ended March 31, 2009 to recognize a derivative liability for the CEO's employment agreement. Please tell us why you did not also record a derivative liability as of December 31, 2008, as it appears the addendum to the CEO's employment agreement that provided for the conversion feature was initiated on October 10, 2008. In addition, given that you have now recorded a liability at March 31, 2009, it appears that your financial statements for the period ended June 30, 2009 may be incorrect since there were significant changes in the derivative liability from March 31, 2009 to June 30, 2009. Please revise or advise as appropriate.

Response: The Company will be amending the financial statements in its Form 10-Q for the three month periods ended March 31, 2009, June 30, 2009, and September 30, 2009 and its Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2009 to (i) account for a derivative liability associated with the CEO’s employment agreement and/or (ii) reflect in its statement of operations and its cash flow statements any increase or decrease of the derivative liability associated with the CEO’s employment agreement from the prior period (the “Amended Periodic Reports”).   As a result of the amendment to the financial statements for the year ended December 31, 2009, the Company is hereby amending the financial statements and related information in its registration statement on Form S-1, SEC File No. 333-146316 (the “Amended Registration Statement”).  In addition, the Company has included in the Amended Registration Statement financial statements and financial information for the three month period ended March 31, 2010.

Set forth below is a table that sets forth the calculation of the derivative liability associated with the CEO’s employment agreement for each period covered by the Amended Periodic Reports:

Periodic Report	Period Covered	Unpaid Salary and Interest at End of Period	Calculation of Derivative Liability**
Form 10-K	Year Ended 12/31/2008	$340,263	$1,361,052
Form 10-Q	Quarter Ended 3/31/2009	$407,195	$5,502,764
Form 10-Q	Quarter Ended 6/30/2009	$463,002	$3,572,747
Form 10-Q	Quarter Ended 9/30/2009	$527,606	$3,029,291
Form 10-K	Year Ended 12/31/2009	$591,309	$2,222,279

** Under the CEO’s employment agreement, the CEO has the right to convert any accrued salary into Class “A” Common Stock at either (1) The lowest price at which the Company’s Class “A” Common Stock has traded over the preceding twelve month period, (2) At the lowest bid price for the preceding thirty days or (3) The lowest price paid in cash for the Class “A” Common Stock during the twelve months preceding the conversion.  The conversion price is the lesser of options 1-3 or $0.002 for accrued salary through March 1, 2009.  For each period, set forth below are the conversion price options for each period.

Period	Conversion Price	Lowest Trading Price During 12 Prior Months	Lowest Bid Preceding 30 Days	Lowest Price Paid - 12 Prior Months	Fixed Prices
Year Ended 12/31/2008	$.002	$.007	$.01	$.03	*$.002
Quarter Ended 3/31/2009	$.007	$.007	$.01	$.008	#
Quarter Ended 6/30/2009	$.01	$.01	$.02	$.01	#
Quarter Ended 9/30/2009	$.008	$.01	$.014	$.008	#
Year Ended 12/31/2009	$.007	$.007	$.01	$.008	#

*Adjusted to reflect a nine-for-one stock split that was effected in the form of a stock dividend distributed to shareholders of record as of April 27, 2009.
#Not applicable.

2.	Please file an Item 4.02 8-K for the restated quarterly reports.

Response:  Concurrently herewith, the Company has filed an Item 4.02 Form 8-K with respect to the Amended Periodic Reports.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Periodic Reports and the Amended Registration Statement.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox
Richard C. Fox, Esq.

cc:           Kim Thompson, Kraig Biocraft, Inc.